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                            September 15, 2022

       Chris G.B. Meyer
       Group Chief Executive Officer
       Lesaka Technologies, Inc.
       President Place, 4th Floor
       Cnr. Jan Smuts Avenue and Bolton Road
       Rosebank, Johannesburg, South Africa

                                                        Re: Lesaka
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 9,
2022
                                                            File No. 333-267371

       Dear Mr. Meyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Lin, Staff Attorney, at (202) 551-3552 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance